Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date:  June 18, 2008

FRONTIER PACIFIC MINING CORPORATION
Suite 875, 555 Burrard St., Bentall Two Centre
Vancouver, British Columbia
Tel: 1 (604) 717-6488
Fax: 1 (604) 717-6427
Email: info@frontierpacific.com
Website: http://www.frontierpacific.com

ELDORADO AND FRONTIER REACH AGREEMENT ON ACQUISITION – ELDORADO’S OFFER VARIED AND EXTENDED TO JULY 2, 2008

Vancouver, British Columbia – June 18, 2008 – Peter F. Tegart, President and Chief Executive Officer of Frontier Pacific Mining Corporation (“Frontier Pacific” or “we”) announced today that Frontier Pacific has signed a definitive support agreement (the “Support Agreement”) with Eldorado Gold Corporation (“Eldorado”) pursuant to which Frontier’s Board of Directors has agreed to unanimously support Eldorado’s revised offer to acquire all of the outstanding common shares of Frontier Pacific (the “Offer”). The directors and officers of Frontier have entered into lock-up agreements with Eldorado pursuant to which they have agreed to tender their Frontier Pacific common shares to the revised Offer.

The revised Offer comprises the original Offer consideration of 0.1220 Eldorado common shares and Cdn. $0.0001 in cash and one Exchange Receipt for each common share of Frontier. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon a joint ministerial resolution being issued by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier’s Perama Hill gold project prior to July 1, 2009. If a joint ministerial resolution accepting the environmental terms of reference for the Perama Hill gold project is not received prior to July 1, 2009, the Exchange Receipts will be cancelled. Eldorado has agreed to use its best efforts to cause the Exchange Receipts to be listed on the TSX.

Frontier’s financial advisors, Thomas Weisel Partners Canada Inc., has provided an opinion to the Frontier Board of Directors that the consideration to be received under the revised Offer is fair, from a financial point of view, to Frontier shareholders. The fairness opinion is subject to various assumptions, limitations and qualifications stated in the opinion. The Board of Directors of Frontier Pacific has determined that the revised Eldorado offer is fair to the shareholders of Frontier Pacific and unanimously recommends that shareholders accept the revised offer.

On behalf of the Board of Directors

“Victor H. Bradley”

Chair, Special Committee of the Board of Directors

“Peter F. Tegart”

Chief Executive Officer

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